November 19, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	NaturalShrimp Holdings, Inc.
File No. 021-110456

We have read the statements included in the Form 8-K, dated November 19, 2010, for NaturalShrimp Holdings, Inc., to be filed with the Securities and Exchange Commission. We agree with the statements contained in Item 4.01 insofar as they relate to our replacement as the principal independent accountants, and our audit for the years ended December 31, 2009 and 2008, and the review for the interim periods ended March 31, 2010 and June 30, 2010. We had no disagreement with NaturalShrimp Holdings, Inc. during the interim period up to November 19, 2010.

We have no basis to agree or disagree with any other statements made in Item 4.01 of such report.

Respectfully submitted,

/s/ Darilek Butler & Associates, PLLC
Darilek Butler & Associates, PLLC
San Antonio, Texas